Exhibit 99.56

Nextech to provide 3-D product models to BRNT

2019-06-25 04:53 PT - News Release

Mr. Evan Gappelberg reports

NEXTECH SIGNS AR ECOMMERCE DEAL WITH LUXE CANNABIS COMPANY BRNT DESIGNS

Nextech AR Solutions Corp. has entered into an agreement with BRNT Designs, a designer of architecturally unique accessories for creative and sophisticated cannabis users, to ARitize its entire product line. Nextech is going to provide 3-D product models to BRNT Designs through its Web AR (augmented reality) e-commerce platform.

“We are thrilled to be working with Nextech AR and using their AR e-commerce solution for our entire product line of accessories for the creative and self-expressive cannabis consumer,” said Ally McIlwraith, director of marketing for BRNT Designs.

Nextech is continuing to sign up a diverse array of AR e-commerce customers to its SaaS (software as a service) platform including, but not limited to, Block Scientific, Walther Arms, Wright Brothers, Vertical Designs and many more. The company will be converting BRNT Designs’ product line of pipes, ashtrays, rolling trays and storage jars into high-fidelity 3-D models to be used on on-line product pages, and for use in a BRNT Designs showroom app. BRNT Designs’ existing and future customers will be able to view the products in full 3-D on the BRNT Designs website, with 360-degree rotation, and to place the products in their space to understand the quality of craftsmanship and artistic vision of each piece before purchase.

“The growth of the legal cannabis market has consumers looking to replace or upgrade their accessories, seeking a more personalized consumption experience that matches them individually. As such, accessories manufacturers need to match that experience at retail, to best showcase their products to consumers. What better way than with AR,” said Evan Gappelberg, chief executive officer of Nextech. “BNRT Designs’ accessories are more than just products -- they are artistic experiences that will show extremely well utilizing our immersive AR solution. We are very excited to be bringing our Web-enabled AR technology to an industry leader like BRNT Designs.”

With spending on legal cannabis worldwide expected to reach $57-billion by 2027, according to Arcview Market Research and BDS Analytics, on-demand, interactive AR experiences are the next step toward improving customers’ path to purchase. Gartner reports 100 million consumers will shop in augmented reality on-line and in store by 2020. Nextech is building out its AR and AI (artificial intelligence) e-commerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for e-commerce or for education in the medical device market.